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Tammy Knight 954 468 7939 tammy.knight@hklaw.com

September 5, 2014

Via E-mail and EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Michael R. Clampitt

Re:	SWK Holdings Corporation (“SWK”)

Amendment No. 4 to Registration Statement on Form S-l

Filed June 11, 2014

File No. 333-193942 (the “Registration Statement”)

Dear Mr. Clampitt:

On behalf of SWK, we hereby respond to the Staff's comment letter, dated June 21, 2014. SWK’s responses to the comments are set forth below.

Questions and Answers Relating to the Rights Offering

How many shares will the Standby Purchaser and its affiliates own after the offerings, page 4

1.       We note your response to comment 2 of our letter dated June 5, 2014. Please revise your registration statement to disclose the fact that Carlson Capital and its affiliates will own 77.6% of your common stock if they purchase an additional 80 million shares of your common stock. Given the fact that Carlson could potentially hold a majority of your outstanding shares of common stock, please discuss the implications for shareholders including any regulatory approvals that may be required and any rights of Carlson that will be triggered due to its increased ownership.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Michael R. Clampitt

September 5, 2014

Response to Comment 1

The Registration Statement has been revised on pages 3, 5, 37 and 43 to disclose that on August 18, 2014, certain funds affiliated with Carlson Capital purchased an additional 55,908,000 shares of the Company’s common stock in a private placement. Disclosure regarding the amount of common stock of the Company owned by certain funds affiliated with Carlson Capital following such transaction has been added on pages 6, 16, 37 and 45 of the Registration Statement.

The Registration Statement has been revised at page 26 to disclose that as a result of its ownership of a majority of the Company’s common stock, Carlson Capital is able to control all actions to be taken by stockholder vote, including elections of the members of its board of directors. The Registration Statement has also been revised at pages 26, 64 and 81 to disclose entry into the stockholders’ agreement between the Company and certain funds affiliated with Carlson Capital, pursuant to which, among other things, the Company granted such funds approval rights with respect to certain transactions. In addition, pages 48, 65 and 79 of the Registration Statement have been revised to disclose that the Company amended its Second Amended and Restated Rights Agreement to designate Carlson Capital and its affiliates as Exempt Persons (as defined in the Rights Agreement) unless they own more than 76% of the outstanding shares of the Company’s common stock. The Company does not believe there are any other implications to the Company’s shareholders, including any regulatory approvals that may be required and rights of Carlson that may be triggered, due to the increase in Carlson’s ownership.

The Rights Offering, page 14

2.       Revise to disclose the number of shares outstanding before the offering and the amount outstanding after the offering assuming all shares are purchased.

Response to Comment 2

In response to the Staff’s comment, the requested revision has been made on page 13 of the Registration Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Michael R. Clampitt

September 5, 2014

Please direct any questions or comments regarding this letter or the Registration Statement to me at 954-468-7939.

Very truly yours,

HOLLAND & KNIGHT LLP

/s/ Tammy Knight

Tammy Knight

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